UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 31, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer

Earnings Release

4th quarter of 2023
(BRGAAP)



Santander

santander.com.br/ri/

Index

Earning Release 4th quarter of 2023 (BRGAAP)

We started 2024 on an even more positive trend, ready to move forward with our growth strategy. We are building a solid, enduring portfolio, capable of generating sustainable results. Throughout this year, we will advance in our strategy to be the primary bank for our customers, with an obsessive focus on their experience, understanding their behavior and expectations, and bringing them to transact with us where, how and when they desire through our "omnichannel" customer service.

In 2023, we consolidated our strategy with the materialization of a good performance in revenues. We highlight our solid performance in terms of volumes, particularly in investments, through the expansion of our funding plan, as well as the progress of strategic businesses, driving the growth of our portfolio and benefiting the clients NII and showing a positive outlook for 2024. Markets NII sustained its trend of gradual improvement. We have also observed more favorable prospects in fees, marked by a record high quarterly revenue in this line, contributing to the diversification of our results. Regarding the quality of our loan portfolio, the new vintages continued to perform well, as well as recurring allowance for loan losses, which remained under control. The short-term NPL ratio reached its best level since 1Q22, confirming a positive direction for the cost of risk. With regards to efficiency, we will further strengthen our culture of productivity.

We keep making headway in the strategic priorities for 2024:

Customer base monetization and loyalty: 2% growth in the number of loyal customers during the quarter, which is directly related to improved satisfaction. We experienced a significant enhancement in NPS this year, primarily due to the outstanding evolution of our service channels. As pillars, we underscore (i) Payroll; (ii) Segments (a) Select, where we exceeded our ambition, with 1.2 million customers by December 2023, (b) Repositioning of Mass Retail, where we will once again have a profitable segment, offering a more integrated multichannel experience and streamlined offering, allied to growth with efficiency, enabling a maximum focus on adding value; (iii) Investments, with net inflows accelerating in retail and AAA continuing its expansion plan, Toro presenting substantial potential for synergy within our ecosystem, and our Private Banking posting a record year; (iv) Cards and Loyalty, a major lever for loyalty, with stronger card sales, though at levels significantly lower than those seen in 2021, corroborating a solid and structured process of gradual resumption, and Esfera with opportunities for cross-selling.

Strategic business expansion, driving profitability growth: (i) in Agribusiness, we reached a loan portfolio of R$ 54 billion, surpassing our target of R$ 50 billion by December/23; (ii) in Consumer Finance, we have set a record in loan origination; (iii) in Payroll Loans, our portfolio growth continued to outpace the financial system; and (iv) In Companies, we have the ambition to be the bank of first choice for companies. Within the Corporate segment, we have preserved our leading position across multiple business areas and accelerated the growth of the credit and private securities portfolios. In SMEs, we have strengthened our customer service model and resumed the expansion of credit, which will underpin our objective of doubling the business in the medium term.

Innovation and technology boosting the evolution of the customer experience. We keep on developing new business and advancing our 27 business domains structures, while also consistently employing new tools to bolster our culture of productivity and operational excellence. Over the past 3 years, we have cut our unit cost per transaction in half, while doubling the transaction volume.

When it relates to People, through horizontality, we have crystallized our cross-cutting, dynamic, straightforward, and seamless approach, in addition to advancing toward becoming an increasingly diverse, meritocratic, and engaged company.

Therefore, we continue resuming our growth and profitability, expanding our business, loyalty, advancing our levers, and constant transformation alongside customers, employees, shareholders, and society.

In 2024, we will work each day, with a unique focus, to collectively build THE PRIMARY BANK FOR OUR CUSTOMERS.

MARIO LEÃO
CEO OF SANTANDER BRASIL

Financial Highlights | 4Q23

Expanded Loan Portfolio
R$ 643.0 billion (+2.8% QoQ and +9.0% YoY)
Individuals and SMEs were the highlights

Net Interest Income
R$ 14.1 billion (+4.8% QoQ and +4.6% YoY)
Clients NII grows annually and quarterly and Markets NII continues to show a favorable evolution

NPL 15-90 days
3.8% (-0.3 p.p. QoQ and -0.8 p.p. YoY)
Significant improvement, especially in the Individual segment

Fees
R$ 5.5 billion (+7.0% QoQ and +4.2% YoY)
Good performance provides greater business diversification

Cost of risk[1] | 12M
4.0% (-0.3 p.p. QoQ and -0.3 p.p. YoY)
Improvement underscores the consolidation of our strategy

Expenses
R$ 6.6 billion (+9.1% QoQ and +7.9% YoY)
Increase related to investments aimed at business expansion

Funding balance
R$ 627.1 billion (+2.6% QoQ e +15.0% YoY)
Expansion of our funding plan

Net Profit
R$ 2.2 billion 4Q23
R$ 9.4 billion 2023

(1) Considering the effect of the provision for a specific case in wholesale, the 12M cost of risk would have been 4.1%, -0.2 p.p. QoQ and -0.2 p.p. YoY.

Strategic pillars

Customer centricity

We are a digital bank with branches, available where, how and when the customer desires

We are focused on being the primary bank for our clients. Our customer-centric strategy translates into healthy expansion of our base, especially among loyal customers, and into better satisfaction levels, as measured by the NPS, showing considerable advancements in service channels and products.

We reached 9.1 million loyal customers in December 2023, increasing 6% YoY and 2% QoQ. Notably, 69% of these loyal customers originated from payroll. We remain committed to enhancing the profitability and loyalty of our customer base through strategic pillars, including (i) Payroll, (ii) progress in Select, (iii) customized investment advisory, as well as (iv) cards and loyalty programs.

We acquired 6.5 million customers[1], leveraging the opportunities within our ecosystem and boosting our potential to generate results through cross-selling. This includes the addition of 760 thousand customers through payroll, 458 thousand via the Consumer Finance division, 419 thousand from Universities, and 258 thousand through Prospera in 2023.

We continue to transform our business and service model to ensure an even better customer experience for our customers. Each day, we are improving our offer, customer support, sales channels, and productivity. Through these efforts, we have gained a deeper understanding of our customers' profiles, leading to greater recurrence of our services. As a result, we observe stronger profitability across the newer vintages.

Customers

65.9 million — **total** +10% YoY e +2% QoQ

9.1 million — **loyal** +6% YoY e +2% QoQ

32.9 million — **active** +3% YoY e +3% QoQ

6.5 million — **acquisition** in 2023

Profitability levers

Payroll	Select
Investments	Cards and Loyalty

Profitability

Quarterly revenue per customer by vintage



2021 Vintage
2022 Vintage
2023 Vintage
153
114
100
91
1Q23
4Q23

+15% YoY (+3% QoQ) Growth in funding balance

+4% YoY (+7% QoQ) Fees expansion

NPS

	Individuals	Companies[2]
NPS	58 (+4 YoY)	41 (+13 YoY)

Multichannel: 96% of customers use at least two channels

Digital	Remote	Physical
71 (+6 YoY)	71 (+24 YoY)	72 (+6 YoY)

Products[3]

Individual Account	Card	Business Account[1]
80 (+9 YoY)	84 (+2 YoY)	74 (+11 YoY)

(1) New bank customers. (2) Considering the SMEs segment. (3) At the time of product purchase.

Strategic pillars

Santander Select

Ambition of becoming the leading platform for premium services in Brazil

We have made progress in the high-income segment by providing tailored service, available 24/7 with differentiated offerings, financial advisory, and a comprehensive investment platform.

In 2023, we reached 1.2 million customers[1], representing an increase of 51% from 2022, surpassing our ambition of 1 million by December 2023. Moreover, 47% of our Select customers are loyal, contributing to higher profitability for the business.

We continue to expand our loan portfolio[1] in the segment, growing 32% in the year and totaling R$ 63.9 billion in December 2023, which represents 27% of the total individual retail loan portfolio, an increase of 5.0 p.p. compared to December 2022.

Select's revenues also showed significant evolution, rising by 30% over the past two years, which demonstrates that the segment is a key lever for our business.

Our continuous efforts toward enhancing the customer experience have translated into consistent increases in customer satisfaction, with an NPS of 70 in December 2023, 3 points higher than the previous quarter and 8 points better than 2022.

Given the current good performance of AAA, we launched "AAA patrimonial," focusing on advisory services for insurance products and *"consórcios"*. The early results from "AAA patrimonial" have already demonstrated a significant improvement in sales, prompting us to follow through with the model's expansion strategy throughout 2024.

Select customers[1]
(in thousands)

We have achieved our ambition of reaching **1 million customers** in 2023 ✓


+51%
793
1,197
Dec/22
Dec/23

47% of active customers are loyal

Loan portfolio[1]
(R$ billion)


+32%
48.4
63.9
Dec/22
Dec/23

Account for 27% of the individual retail portfolio (+5 p.p. YoY)

Revenue per loyal customer[1 2]
(base 100)


100
121
130
2021
2022
2023

Revenue from loyal Select customers is **5x** greater than average individual retail customers

Santander **AAA patrimonial** › **Specialized advisors** focused on: ***"Consórcios"* & Insurance** › **Expansion plan for 2024**

(1) During the period, there was customer migration to Select. (2) Average monthly revenue.

Strategic pillars

Mass Retail

Segment repositioning to achieve sustainable profitability

We are repositioning our mass retail to deliver an improved experience for our customers across all channels, with offerings improvement and maximum focus on adding value.

One of the cornerstones of this realignment is to provide a more integrated multichannel experience, which entails blending human interaction with the digital and artificial intelligence to better serve and do business with our customers.

More integrated multichannel experience

Digital

Renewed experience, going beyond what is transactional

- **Comprehensive service for the client needs,** turning into the main channel of customer interaction
- **88%** of customers use our app

Remote

Conversational centered on the customer with a human touch

- **Generative AI and human** enhancing business
- **Solution-oriented and connected** through a virtual assistant

Physical

Renewed purpose and focus on value generation

- **Expertise by microregion** to pursue growth
- Sales **Advisory**
- **Optimization** of physical distribution

The second pillar of our repositioning is the recognition that "convenience is the key". For us, it is crucial to serve and delight our customer with offers and products that are more suitable to their profile. Simplicity, speed, and data usage are pivotal in this endeavor.

Convenience is key

Streamlining the offering

Best experience in the back and front office

- **-31%** products in our portfolio[1]
  - **-67%** card products[1]

Greater speed

in adjusting the offer timely

Leveraging data

for Asset quality, pricing, and CRM

Expanding with **profitably**

We continue to grow with efficiency, and therefore, we are steering our efforts toward the introduction of new customer service platforms that can enhance our proximity to clients. Furthermore, we keep acquiring more qualified customers, with better risk profiles and greater loyalty, thereby sustaining our profitability. Ultimately, we maintain our unwavering focus on value creation by materially reducing the cost to serve.

Growth with efficiency

Business expansion

- Launch of **customer service platforms**
- **Portfolio-based, regionalized, and specialized** services

More assertive customer acquisition

- Greater **loyalty**

Adding value

- **Material reduction** in the cost to serve
- **Automatically** offerings and deployments

Pursuing principality | Higher recurrence through customer loyalty | NPS **57** points

(1) From Feb/21 to Dec/23.

Strategic pillars

Customer base monetization and loyalty | Business Expansion | Innovation and Technology | Culture and People

Through our multichannel capabilities, we leverage the completeness and accuracy of our offering with integrated, efficient, and available channels, delighting our customers in every interaction.

Focus on customer service in the whole financial cycle

We are **available where, how and when** the customer desires, always exceeding their expectations and needs.

96% of customers use at least two channels.

Remote Presence 24/7

Digital

Concentrating on our customers experience and keeping pace with ongoing technological advancements, the channel continues to grow in terms of accesses, transactions, sales, and NPS. We have reached the mark of 614 million total accesses per month[1] (+11% YoY) and 46 million new sales in 2023, highlighted by cards (+15% YoY).

We also continued to make progress with our virtual assistant , which serves 4.6 million customers each month, enabling transactions, sales, and after-sales support (+44% YoY).

97% of transactions are conducted through digital channels (+2 p.p. YoY)

Remote

Our focus remains on efficiency and boosting productivity by employing generative AI within the channel. During the quarter, we originated over 1.5 million business contracts, with a financial volume totaling R$ 2.7 billion. We conduct 3.5 million human customer service interactions each month, achieving significant improvements in customer satisfaction.

96% first-call resolution rate (+1 p.p. YoY)

Physical Presence

Commercial Network

We continue to maintain an extensive service coverage, particularly in strategic regions[2] and seize opportunities stemming from the customer flow through the commercial potential of our stores.

2.7 thousand stores and points of sale

9.7 million visits/month

Prospera

Through Prospera, our Microcredit platform, we served 1.1 million customers (+16% YoY) across 1,755 municipalities. This quarter, our loan portfolio reached R$ 3.0 billion (+14% YoY).

1.4 Thousand agents

(1) Portal, Internet Banking and App. (2) Midwest, North e Northeast.

Strategic pillars

Investments

Expansion of the funding plan

The **expansion of our funding plan** is one of our main growth levers. We focus on specialization and proximity, leveraging digitalization and technology to enhance productivity, as well as to provide a comprehensive and targeted offering.

Retail investments

We achieved R$ 20.7 billion in net inflows in 2023[1], marking a substantial growth of 156% relative to the previous year. Additionally, we expanded our investor customers base by 10% over the year[2] and attracted 2.0 million monthly users to our investment portal, thus promoting greater recurrence in the use of our services. Thanks to continuous enhancements to the user experience, the NPS reached 75 (+4 points YoY).

Santander AAA[3]

We accelerated our expansion plan and totaled 1.4 thousand advisors in December 2023, with the ambition of reaching 2.0 thousand in the upcoming months. This growing expansion and closer relationship with customers have enabled us to make considerable progress in both net inflows per advisor and NPS, which stood at 85 points (+7 points YoY).

R$ 2.5 million of quarterly average net inflow per advisor (+66% vs 4Q22)[3]

R$ 3.5 billion of net inflow in the 4Q23 (+6x vs 4Q22)

TORO

The acquisition of the totality of Toro brings synergies to our investment ecosystem, with one of the market's best advisory management platforms, maximizing our offerings of equity and fixed income products, financial education, and engagement in content generation, allowing for greater customer acquisition and retention. Furthermore, Toro holds a high NPS score at 84 points (+3 points YoY) and continues to exhibit exponential growth with R$ 17.4 billion in AuC (+76% YoY).

R$ 7.1 billion of net inflow (+32% YoY)

1.4 million customers (+21% YoY)

Santander Private Banking

Global expertise and **strong local operations**

R$ 35.0 billion of net inflow (+93% YoY)

We had a record performance year in the segment, achieving our best revenue figure, with an increase of 27% over the year. Also, we continued to grow our market share, which rose by 1.0 p.p. YoY[4]. Likewise, the NPS hit 84 points (+4 points YoY).

(1) Retail inflows include AAA (2) Internal concept of customers with investments above a certain threshold. (3) AAA was launched in Aug/22; thus, we present a quarterly comparison/average in 2023 (4) Source: Anbima. Data as of Nov/23.

Strategic pillars

Cards and Loyalty

Cards as a lever for principality

By improving our offering, we achieved greater recurrence in the use of our cards, which is reflected in a YoY increase of spending per customer (+14% YoY). In the second half of 2023, we resumed growth in the product, with a rise in cards issued in 4Q23 (+45% YoY). As a result of the product's expansion and increased activation (+5 p.p. YoY after the 3rd month that the card is purchased), credit turnover increased by 11% YoY in 4Q23, demonstrating steady progress over the quarters. We are maintaining high profitability levels, reaching a 22% YoY increase in loss absorption[1].

Credit turnover

(Growth YoY)



11%
7%
-2%
4Q22
3Q23
4Q23

Resumption of growth

Cards issued (base 100)



100
44
64
4Q21
4Q22
4Q23

Profitability of new vintages

Loss Absorption[1] (base 100)



122
100
4Q22
4Q23

(1) Loss Absorption: represents the number of times that revenues are capable of absorbing losses (Net Interest Income + Fees) / LLP.

Esfera_ Our loyalty platform

Our benefits platform Esfera creates opportunities for us to increase our revenues by expanding into new markets, as well as through cross-selling within our own ecosystem. In 2023, we reached 54 million visits to our website and app. Moreover, as a benefit of cross-selling, the customer's card spending after Esfera activation rises on average by 50%. Thanks to our advancements, Esfera's satisfaction rating has reached 79 points.

- Esfera points
- Marketplace
- Discount
- Incentives

Cross-selling opportunities

+50% card spending after activation in Esfera

NPS 79

+2 YoY

54 million website/app visits in 2023

+34% YoY active customers in Esfera who have own Santander cards

Strategic pillars

Strategic businesses driving profitability growth



Agribusiness:
Strengthening the ecosystem

We provide solutions for the entire agribusiness value chain. We achieved a total loan portfolio of R$ 53.7 billion (+42% in the year), surpassing our ambition of R$ 50 billion in 2023. In addition, we continue to leverage our commercial strength in agribusiness to drive growth in other businesses within the bank.

Revenues from the product have grown by 2x over a two-year period, and we have prospected R$ 6 billion in loan portfolio in the main industry fairs, meaning a YoY increase of 59%.

We also offer automatic credit approval, accompanied by harvest predictability, and we have adopted technology in our processes to enhance the experience of our customers (with increased speed when purchasing the product), while mitigating errors, such as the recognition of document images using OCR - Optical Character Recognition.

R$ 54 billion
loan portfolio
(+42% YoY)

+115%
in revenues
in two years

Payroll loans:
origination pace above the market

Our loan portfolio amounted to R$ 67.6 billion, representing a 13% YoY expansion, and our origination continued to show fast acceleration, both outgrowing the market. We remain concentrated on our digitalization strategy for agreements, thereby improving the customer experience. The profitability of new vintages continues to evolve, exhibiting a 19% rise in loss absorption over two years.

R$ 68 billion
loan portfolio
(+13% YoY)

Strategic pillars

Consumer Finance

Santander Financiamentos

We remain a market benchmark in convenience and quality in customer service right from the very first contact with the bank, providing an intuitive, simple, and 100% digital platform for auto loans, thought which the entire process can be completed in just 4 clicks. This experience is reflected in an origination NPS score of 90 points. In after-sales, we continue to offer high-quality service through exclusive channels for personalized and human assistance, such as WhatsApp Gent&, where we assisted over 800 thousand customers during the quarter.

With a strong commercial presence and extremely robust distribution channels, we maintain our leadership in Brazil's auto financing market, holding a 21% share of auto loans to individuals[1]. Our consumer finance portfolio has grown to R$ 69.7 billion (+5.5% for the quarter and, disregarding the effect of our stake in Banco PSA for past periods, a YoY expansion of 6.2%), while our auto loan portfolio LTV has reached 53.5%[1]. Moreover, we continued to explore cross-selling and attract new customers to the bank, with 458 thousand acquisitions over the year (+17% YoY).

With the support of strategic partnerships that reinforce our position as market leaders, we achieved a record auto loan origination during the 4Q23, R$ 11.8 billion (+13% for the quarter), or 261 thousand auto loan agreements, 84% of which were in best ratings. Furthermore, we reached a record high in green mobility financing, providing financing to 2 thousand electrified (hybrid and electric) vehicles in 4Q23 (+194% YoY).

sim. Loan platform

SIM, Santander's financial solutions company serving the B2C and B2B2C segments, resumed growth in its loan portfolio and fee income. In 4Q23, we observed a 16% rise in loan origination relative to the previous quarter, concentrated in segments such as solar energy.

In 2023, the company's strategy was anchored in the expansion of collateralized products, the offering of personal loans, and the emphasis on consumer finance in segments that are both profitable and strategic for the Santander Group (solar, furniture, technology, health, and tourism).

Aiming to become the premier digital platform for financial solutions in the market, SIM keeps reinforcing the consolidation of its business verticals: SIM DIGITAL, broadening its self-service product portfolio for customers, SIM PARCEIROS, integrating new sales channels and expanding sales via partnerships, and SIM BENS, with a robust commercial presence across the nation and customized solutions to generate more business.

(1) As of November 2023.

Strategic pillars

Companies

Ambition to be the bank of first choice for companies

Our loan portfolio[1] totaled R$ 317 billion (+11% YoY).

Increase of 43% in Corporate & SMEs total revenues over two years, highlighted by fee growth (+21% over two years).

SMEs

Ambition to double the business in the medium term by expanding transactionality and loyalty.

Customer acquisition **45 thousand/month** (+6% YoY)

Accounts for **49%** of customers originated from payroll

We remain focused on increasing transactionality, as the expanded loan portfolio[1] reached R$ 78 billion (+10% YoY and +4% QoQ) and the funding balance[2] grew by 16% YoY. In terms of total revenues, we have seen an expansion of 47% over two years, highlighted by "consórcios" (+32% YoY) and cash management (+11% YoY). We have adjusted and strengthened our customer service model to align with our clients' profiles and with a focus on covering each one of Brazil's microregions. We leverage CRM to deliver a customized value proposition, with enhanced quality in the loans we originate.

Corporates

Services tailored to our customers' complexity and sophistication

Expanded loan portfolio[1]
R$ 239 billion
(+11% YoY)

Growth of **18% YoY** in municipalities covered by our offices.

NPS[8] **83** +1 YoY

We continue to hold a prominent position in the market. We are leaders in trade finance[3], holding a market share of 25%, and have maintained our leadership in foreign exchange[4] for the 9th consecutive year. Additionally, we secured the 1st position in the international[5] DCM origination ranking. Over the past two years, revenues in the segment have grown by 37%.

We are the largest commodities trading desk in Brazil[6] and the second-largest independent[7] energy trader.

(1) Including guarantees and securities. (2) Including term and demand deposits, ContaMax, savings accounts, and financial bills. (3) Source: International Chambers of Commerce. (4) Source: Brazilian Central Bank. (5) BondRadar. (6) B3 Ranking (7) Source: Câmara e Comercialização de Energia Elétrica. (8) Refers only to the NPS of the Corporate segment for Sep/23.

Strategic pillars

Strategic businesses driving profitability growth

Consórcios: suitable offering for an environment of high interest rates

We continued to invest in digitalization, offering expansion, multichannel distribution, and after-sales service improvements, which has allowed us to reach R$ 16.0 billion in origination in 2023 (+9% YoY), with highlights to real estate origination, which grew by 18% in the year. Our portfolio totaled R$ 38.6 billion (+20% YoY) and we achieved a 35% YoY increase in product revenue. We also enhanced the customer experience, with 70% of credit letters being paid within 2 days and a NPS of 86 at the moment of product acquisition (+1 point over the year).

R$ 16 billion origination in 2023
(+9% YoY)

Mortgage loans: focus on the customer journey

We made the digital signature and electronic registration available to our clients, enabling a digital process with structured data sent directly to the registry office. Consequently, in 4Q23, we recorded an NPS of 73. We reached a market share of 8.3% in mortgage loans to individuals (+1.5 p.p. YoY), and our loan portfolio grew to R$ 61.7 billion (+6% YoY and +2% QoQ).

R$ 62 billion loan portfolio
(+6% YoY)

Home-equity: market leadership[1]

UseCasa, our home-equity product, reached a R$ 4.4 billion loan portfolio, registering a 11% growth over the year.

Meanwhile, UseImóvel, which caters to business customers, sustained a strong pace, with an annual origination growth of 215% in 2023 while the loan portfolio expanded by 55% over the same period.

21% portfolio market share[2]
Use Casa

(1) Among privately-owned banks. (2) Source: Abecip, as of November 2023.

Insurance

We totaled **R$ 11.6 billion** in premiums written in 2023 and we stood out in the personal insurance segment, with a **13%** market share in premiums (+3 p.p. YoY), as well as in personal accident insurance, with a **17%** market share.

Santander Corretora

Under the Open category, which comprises insurance products unrelated to credit, we issued **R$ 5.6 billion** in premiums in 2023. This quarter marked the relaunch of our life insurance product for agro producers, expanding the options for customers with pre-approved credit and representing a significant cross-selling opportunity, given our rapid growth in the agribusiness segment.

helpS

With the expansion of sales across both physical and remote channels, our portfolio now includes more than **50 thousand active customers**, along with an NPS of 62 points. We underline improvements in the customer journey, especially in the after-sales experience.

Santander Auto

Insurtech

29% of all Consumer Finance loans were contracted with insurance coverage in 4Q23. We issued **R$ 436 million** in gross premiums year-to-date, representing a 22% increase over the last 12 months.

Auto Compara

Insurtech

100% online auto insurance offering. With **2.6 million** visits to our website, we issued **R$ 700 million** in gross premiums over the year. With the customer in mind, we continued to expand our portfolio, complementing the range of insurance companies on our platform.

Strategic pillars

Technology enhances the evolution of the customer experience

Our culture of productivity and operational excellence fosters continuous improvement in the customer experience

We are a digital Bank with stores, focusing on the digitalization and simplification of the customer experience. We employ hyper-personalization for customized offerings, with 5 thousand microsegments already defined. Furthermore, with focus on productivity, generative AI allowed us to reduce customer service time in the remote channel by 18%. We keep investing in the modernization of our infrastructure, ensuring agility and solidity. As a result, we have multiplied our deployments by 5 over 3 years, with a 23-fold increase in automatically implementations. We have 95% of our operations on the cloud and secured the best digital stability performance according to Downdetector in 2023, which measures the availability of our services through user mentions, achieving a significant decrease in the number of reports (-38% YoY), evidencing the strength of our operations.

We use technology to propel our business forward. With Open Finance, we made progress in delivering customized offerings and extended renegotiation proposals to 1.8 million customers holding funds at other institutions. We have taken the lead and became the 1st institution to execute a transaction in a privacy mode on the Digital Real network (DREX). Moreover, we continued our expansion into new markets through Banking as a Service. We increased our portfolio 6 times and boosted our API transaction volume by 2.5 times, while also increasing our partnerships by 7 times.

We aim for efficiency by internalizing, simplifying, standardizing, and reusing data. We operate with 27 business domains, focusing on results and transformation, supported by 531 squads. By doing so, we launched a new operational model integrating technology and business teams, leading to structural efficiency gains.

Thanks to these initiatives, we keep on lowering the unit cost per financial transaction, while increasing in the transactionality.


Total transactions (billion)
Unit cost (base 100)
3.76
4.21
4.30
6.27
7.93
9.61
2.2x
transactions in 3 years
100
91
93
66
54
47
2018
2019
2020
2021
2022
2023

Obsession with customer experience

Agility and stability

Communities integrated with the business

Strategic pillars

Our people are the greatest **lever for delighting our customers**

Our growth story intertwines with the story of our people, and it starts with building a company where everyone is all business, thinking as both a customer and a salesperson, taking responsibility for our customers' experience and for promoting our brand. To achieve this, we continue to strengthen our unique and horizontal culture based on empowerment, proactivity, and diversity, fostering an environment of innovation to leverage our digital transformation.

We were elected the **10th Best Company to Work for** in the national ranking by **GPTW**.

eNPS[1] 79 Pts



Diversity & **Inclusion**

35.4%
Black and brown employees
+5.4 p.p. YoY

36.3%
Women in leadership roles
+3.0 p.p. YoY

Santander Academy, **strengthening our culture**

Training programs aimed at enhancing our customers' experience and streamlining processes. Concepts such as customer centricity, entrepreneurship and innovation, data analysis, and digital mindset.

99% of employees participated in **training programs** during the year

54% of **internal courses** are taught by our own employees

(1) eNPS (Employee Net Promoter Score) – measurement of employee satisfaction levels.

Strategic pillars

ESG



Environmental:

Commitment to the environment, fostering sustainable businesses, and ambition to being Net Zero by 2050

We support our clients in their transition towards a low-carbon economy, while promoting the bioeconomy.

In the realm of Sustainable Business, we made strides in our processes for tagging operations, products, or customers with a positive social or environmental impact following Santander's taxonomy, attaining R$ 23.1 billion in the loan portfolio[1] (+55% YoY). We sustained our position as the market leader in CBIOs (carbon credits) with a 41% market share.

To advance our Net Zero strategy, we focus on agribusiness and measure the carbon emissions from the farms that have received financing from us.

We joined the Amazon Finance Network, launched at COP 28, which is dedicated to generating a sustainable impact in the Amazon, with the goal of increasing investment flows, mobilizing capital, advancing financial inclusion, and cultivating synergies with the public sector.



Social:

For over 20 years contributing to building a **more inclusive society, with access to education and financial products**

Prospera Santander Microfinance, our program for productive microcredit, reached a loan portfolio of R$ 3.0 billion in December 2023.

The Amigo de Valor program, in its 21st edition, garnered a record-breaking R$ 26 million in funds raised. The initiative seeks to safeguard the rights of children and adolescents in vulnerable situations. The amount collected will benefit approximately 11,400 children, adolescents, and their families across 64 Brazilian municipalities.

Our Volunteer program mobilized over 3 thousand people through community-based activities and a drive to collect winter clothes. Furthermore, we awarded more than 184 thousand scholarships in the year through Santander Universities.



Governance:

Promoting ESG in our culture, **permeating throughout all our businesses**

We seek to incorporate ESG considerations into our corporate culture through internal training and by incorporating ESG-related criteria into executive compensation. Our Board of Directors maintained its diverse and independent composition, with 36% of its members being women and 55% being independent.

We expanded the selection of courses centered on ESG themes for our affiliate companies and established ESG practices for our suppliers.

Our actions in the field of sustainability continue to garner market recognition: we are amongst the 17 companies that have received the 30% Club Brazil Award 2023, an accolade established by PwC honoring companies with 30% or greater female representation on their Board of Directors. We were also the recipients of the GRI Infra Awards from GRI Club Infra, which celebrates infrastructure and energy initiatives in Brazil, as well as the Finance For The Future award, conferred by ICAEW and AxS, in partnership with Deloitte.

Additionally, we were included in the preliminary selection for the 2024 Corporate Sustainability Index (ISE) portfolio, of which we have been a part for 14 consecutive years.

(1) Portfolio considering operations that fit within Santander's Sustainable Finance Classification System ("SFCS").

2023 Performance Analysis

We ended the year with favorable prospects and trends heading into 2024. We built a solid and diversified balance sheet, and grew in higher-quality segments, resulting in more controlled NPL ratios.

Net interest income advanced by 4.6% over the year, exhibiting a good performance in both clients NII and markets NII. We also performed well in terms of volume and funding, which benefited the clients NII in 2023. Markets NII showed a positive evolution, sustaining the trend of steady improvement. In the quarter, we maintained progress, leading to a 4.8% growth over three months, spurred by a gradual resumption in credit growth, with profitability, and a reduction in interest rates, which contributed to our cost of funding.

In 2023, the expanded loan portfolio grew by 9.0%. We achieved notable gains in retail, encompassing loans to individuals, auto financing, and SMEs loans. Additionally, I must also highlight our performance in agribusiness loans, registering a 43.2% increase in the year. Over the quarter, the individual credit card portfolio grew by 7.5%, driven by seasonal factors and a gradual rebound in card sales, which have proven to be assertive, displaying satisfactory quality levels.

As we have consistently underscored throughout the year, we have achieved a solid performance in funding, with an annual growth of 15.0%. This evolution demonstrates our commitment to the expansion strategy and the quest for a more balanced mix between wholesale and retail, leveraged by our investment ecosystem, featuring AAA and Toro, alongside a record-breaking performance by our Private banking.

The performance of fees was quite solid as well, showing an 7.0% increase in the quarter, with positive dynamics across nearly all business lines, stemming from a rise in transactionality. We believe that the gradual resumption of credit and stronger loyalty will boost fee generation in subsequent quarters.

Throughout 2023, our asset quality indicators remained under control, particularly noting the improvement in the short-term NPL in 4Q23. During the quarter, we were impacted by a specific case in the Wholesale segment, while recurring allowance for loan losses stood at controlled levels and the cost of risk showed a downward trajectory. Moreover, we observed a trend of decline in the renegotiated loan portfolio.

Regarding expenses, we can see that the growth was concentrated on business expansion, which we deem vital to support our strategy of delivering the best experience to our customers.

Given the evolution of those lines, we achieved a net profit of R$ 9.4 billion for the year. The credit performance was favorable, with a rise in revenue generation. We continue to build a higher-quality balance sheet, broadening our operations, and deepening loyalty among our customer base, with the aim of becoming the primary bank for clients in their financial decisions.

GUSTAVO ALEJO,
CFO OF SANTANDER BRASIL

Annual Highlights (2023 x 2022)

Net Profit

R$ 9.4 billion **-27.3%**

Expanded loan portfolio

R$ 643 billion **+9.0%**

Funding from clients

R$ 627 billion **+15.0%**

Clients NII

R$ 57.3 billion **+2.2%**

Markets NII

R$ -3.1 billion **-26.8%**

Managerial Cost of Risk[1] 12M

4.0% **-0.3 p.p.**

Recurring Efficiency

42.2% **+5.3 p.p.**

Managerial ROAE[2]

11.8% **-4.5 p.p.**

(1) Considering the effect of the provision for a specific case in wholesale, the 12M cost of risk would have been 4.1%, -0.2 p.p. QoQ and -0.2 p.p. YoY.(2) Disregarding a specific case in wholesale. Considering a specific case, ROAE would have been 11.3% in 2023, -5.0 p.p. YoY.

Executive Summary

R$ million

	4Q23	3Q23	4Q23 x 3Q23	2023	2022	2023 x 2022
Results						
Recurring Net Profit	2,204	2,729	-19.2%	9,383	12,900	-27.3%
Performance indicators (%)						
Managerial return on average equity [1] - annualized	12.3%	13.1%	-0.8 p.p.	11.8%	16.3%	-4.5 p.p.
Managerial return on average asset [1] - annualized	0.9%	1.0%	-0.1 p.p.	0.9%	1.3%	-0.4 p.p.
Efficiency ratio[2]	43.0%	42.2%	0.8 p.p.	42.2%	36.9%	5.3 p.p.
Recurrence raio[3]	83.3%	85.0%	-1.7 p.p.	82.1%	85.0%	-2.9 p.p.
Delinquency ratio (over 15 to 90 days)	3.8%	4.0%	-0.3 p.p.	3.8%	4.5%	-0.8 p.p.
Delinquency ratio (over 60 days)	3.8%	3.8%	0.1 p.p.	3.8%	3.9%	-0.1 p.p.
Delinquency ratio (over 90 days)	3.1%	3.0%	0.1 p.p.	3.1%	3.1%	0.0 p.p.
Coverage ratio (over 90 days)	222%	230%	-7.1 p.p.	222%	230%	-7.7 p.p.
Balance sheet						
Total Assets	1,153,196	1,162,093	-0.8%	1,153,196	1,048,518	10.0%
Loan portfolio	516,618	502,626	2.8%	516,618	489,687	5.5%
Total expanded credit portfolio[4]	643,040	625,487	2.8%	643,040	589,726	9.0%
Funding from clients[5]	627,145	611,365	2.6%	627,145	545,316	15.0%
Equity	86,084	84,793	1.5%	86,084	82,062	4.9%
BIS ratio	14.5%	14.3%	0.2 p.p.	14.5%	13.9%	0.6 p.p.
CET1 ratio	11.5%	11.2%	0.3 p.p.	11.5%	10.8%	0.6 p.p.

	Dec/23	Sep/23	Dec/23 x Sep/23	Dec/23	Dec/22	Dec/23 x Dec/22
Shares Indicators						
Market Cap (R$ million)	120,601	97,711	23.4%			
Recurring Net Profit by unit (R$) - annualized	2.37	2.93	-19.2%			
Accounting net profit by unit (R$) - annualized	2.28	2.84	-19.9%			
Total shares by the end of the period - million[6]	7,444	7,444	-			
Book value by unit (R$)	22.89	22.52	1.7%			
IoC and Dividends[7] (R$ million)	6,200	6,200	-			
Other data						
Employees	55,611	55,739	(128)	55,611	52,603	3,008
Stores and points of sale	2,677	2,756	(79)	2,677	2,967	(290)
Own ATMs	9,406	10,153	(747)	9,406	11,527	(2,121)
Shared ATMs	24,169	24,098	71	24,169	24,374	(205)

(1) Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 887 million in December 2023, R$ 987 million in September 2023 and R$ 1,256 million in December 2022. Disregarding a specific case in wholesale. Considering a specific case, ROAE would have been 10.4% in 4Q23, declining -2.7 p.p. QoQ and 11.3% in 2023, or -5.0 p.p. YoY. Considering a specific case, ROAA would have been 0.8% in 4Q23, changing by -0.2 p.p. QoQ and 0.9% in 2023, or -0.4 p.p. YoY.

(2) Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subsidiaries).

(3) Recurrence Ratio: Fees / General Expenses

(4) Including private securities, guarantees (Agricultural receivables certificates - "CRA", credit rights investment funds - "FIDC", and rural product bonds - "CPR", in addition to debentures, mortgage receivables certificates - "CRI", international distribution promissory notes, promissory notes, and guarantees).

(5) Including Savings, Demand Deposits, Time Deposits, Debentures, Agribusiness Credit Notes - "LCA", Real Estate Credit Notes - "LCI", Financial Bills, Certificates of Structured Operations - "COE", and Secured Mortgage Notes - "LIG".

(6) Number of shares representing the outstanding share capital, excluding treasury shares.

(7) Amounts paid/provisioned, declared, and apportioned from Shareholders' Equity during the period. On January 11th of 2024, the distribution of interest on capital ("IoC") in the amount of R$ 1,500 million was approved, with payments beginning February 8th of 2024, based on shareholder records as of January 19th of 2024. Thus, in 2024, we have distributed a total of R$ 1,500 million in IoC and dividends.

Managerial Financial Statement

R$ million	4Q23	3Q23	4Q23 x 3Q23	2023	2022	2023 x 2022
Net Interest Income	14,055	13,413	4.8%	54,192	51,827	4.6%
Clients NII	14,318	14,240	0.5%	57,294	56,067	2.2%
Markets NII	(263)	(827)	-68.2%	(3,103)	(4,239)	-26.8%
Fees	5,480	5,123	7.0%	20,112	19,308	4.2%
Total Revenue	**19,535**	**18,535**	**5.4%**	**74,304**	**71,135**	**4.5%**
Allowance for Loan Losses	(6,837)	(5,618)	21.7%	(25,200)	(23,930)	5.3%
Provision for Loan Losses	(7,657)	(6,487)	18.0%	(29,005)	(26,941)	7.7%
Income from the Recovery of Written-Off Loans	820	869	-5.7%	3,805	3,010	26.4%
General Expenses	(6,577)	(6,027)	9.1%	(24,490)	(22,706)	7.9%
Personnel Expenses	(2,953)	(2,795)	5.7%	(11,291)	(10,086)	11.9%
Administrative Expenses	(3,624)	(3,232)	12.1%	(13,199)	(12,619)	4.6%
Tax Expenses	(1,322)	(1,260)	5.0%	(4,934)	(4,883)	1.0%
Investments in Affiliates and Subsidiaries	45	47	-4.0%	173	115	50.5%
Other Operating Income/Expenses	(2,957)	(3,047)	-3.0%	(11,546)	(4,869)	n.a.
Operating Income	**1,886**	**2,630**	**-28.3%**	**8,307**	**14,862**	**-44.1%**
Non Operating Income	53	20	n.a.	177	543	-67.4%
Recurring Profit before Tax	**1,939**	**2,651**	**-26.9%**	**8,484**	**15,405**	**-44.9%**
Income Tax and Social Contribution	334	102	n.a.	1,042	(2,326)	n.a.
Minority Interest	(68)	(23)	n.a.	(143)	(179)	-20.0%
Recurring Net Profit	**2,204**	**2,729**	**-19.2%**	**9,383**	**12,900**	**-27.3%**
Extraordinary events[1]	-	-	n.a.	(50)	-	n.a.
Net Profit	**2,204**	**2,729**	**-19.2%**	**9,333**	**12,900**	**-27.7%**
Accounting Net Profit	**2,119**	**2,644**	**-19.9%**	**8,974**	**12,570**	**-28.6%**

Recurring Net Profit and Managerial ROAE[2]

R$ million


+4.0p.p.
-0.8p.p.
Managerial ROAE
8.3%
10.6%
11.2%
13.1%
12.3%
1,689
2,140
2,309
2,729
2,204
4Q22
1Q23
2Q23
3Q23
4Q23

(1) Extraordinary items: (i) Additional Provision: reversal of additional provision in the gross amount of R$ 1,450 million, recorded as "allowance for loan losses"; (ii) Tax liabilities relating to companies that comprise our financial conglomerate, pertaining to the court decision on Law No. 9,718/1998, with a gross negative impact of R$ 2,672 million, recorded as "Other Operating Income and Expenses"; (iii) Sale of 40% equity stake in Webmotors: revenue gain, with a gross positive impact of R$ 1,105 million, recorded as "Non-Operating Income"; (iv) Taxes on extraordinary items amounting to R$ 67 million. (2) Disregarding a specific case in wholesale. Considering a specific case, ROAE would have been 10.4% in 4Q23, changing by -2.7 p.p. QoQ and 11.3% in 2023, or -5.0 p.p. YoY.

Net Interest Income

R$ million

	4Q23	3Q23	4Q23 x 3Q23	2023	2022	2023 x 2022
Clients NII	**14,318**	**14,240**	**0.5%**	**57,294**	**56,067**	**2.2%**
Product NII	13,747	13,547	1.5%	54,264	52,965	2.5%
Average Volume	561,895	555,842	1.1%	551,467	502,779	9.7%
Spread (annualized)	9.71%	9.67%	*0.04 p.p.*	9.84%	10.53%	*-0.69 p.p.*
Markets NII	**-263**	**-827**	**-68.2%**	**-3,103**	**-4,239**	**-26.8%**
Net Interest Income	**14,055**	**13,413**	**4.8%**	**54,192**	**51,827**	**4.6%**

Net interest income hit R$ 14,055 million in 4Q23, advancing by 4.8% in three months. Clients NII amounted to R$ 14,318 million, an increase of 0.5% in the quarter, owing to stronger transactionality. Markets NII continued its trend of improvement in the quarter, experiencing a favorable impact from its sensitivity to interest rates.

On a year-over-year basis, net interest income saw growth of 4.6%, fueled by positive dynamics in Clients NII, mainly due to the result of funding activities, along with the improvement in market operations during the period.

Clients NII increased by 0.5% in the quarter. Product NII grew due to the expansion of the credit margin, largely driven by higher volume. In the Funding NII, we highlight the growth spurred by volumes, which was partially offset by lower spreads, given the lower Selic rate and fewer working days in the quarter. In the annual comparison, Clients NII rose by 2.2%, thanks to the good performance from Funding NII, influenced by increased volumes and spreads, that followed higher interest rates throughout the year. The credit margin was impacted by lower spreads, attributable to the shift in the mix towards a better risk profile and a focus on collateralized products, although this was partially offset by volume growth and greater transactionality.

Markets NII exhibited good progress in the quarter and annually, maintaining its trend of gradual improvement.

Evolution of net interest income

R$ million


-0.69 p.p.
+0.04 p.p.
Spread (p.a.)
9.81%
10.11%
9.89%
9.67%
9.71%
NII
12,517
13,145
13,579
13,413
14,055
Clients NII
13,781
14,315
14,422
14,240
14,318
Markets NII
-1,265
-1,170
-843
-827
-263
4Q22
1Q23
2Q23
3Q23
4Q23

NII growth YoY


-11.5%
-5.7%
6.3%
6.5%
12.3%
4Q22
1Q23
2Q23
3Q23
4Q23

Fees

R$ million	4Q23	3Q23	4Q23 x 3Q23	2023	2022	2023 x 2022
Cards	1,560	1,415	10.2%	5,697	5,510	3.4%
Current Account Services	1,034	1,028	0.6%	4,057	3,828	6.0%
Insurance Fees	1,023	946	8.1%	3,519	3,606	-2.4%
Credit Operations	567	528	7.4%	2,043	1,825	11.9%
Securities Brokerage and Placement	496	409	21.1%	1,692	1,481	14.2%
Asset Management and "Consórcios"	354	360	-1.8%	1,403	1,257	11.6%
Asset Management	124	138	-10.2%	527	590	-10.6%
"Consórcios"	230	222	3.7%	875	667	31.1%
Collection Services	319	337	-5.1%	1,307	1,406	-7.0%
Others	126	99	26.9%	394	395	-0.2%
Total Fees	**5,480**	**5,123**	**7.0%**	**20,112**	**19,308**	**4.2%**

Fee revenues totaled R$ 5,480 million in 4Q23, a 7.0% increase over the previous quarter, fueled by higher revenues from cards, insurance, credit operations and securities brokerage and placement. In the annual comparison, these revenues rose 4.2%, with current account services, credit operations, securities brokerage and placement, "consórcios" and cards being the primary contributors.

Evolution of total fees

R$ million



+8.0%
+7.0%
5,075
4,699
4,810
5,123
5,480
4Q22
1Q23
2Q23
3Q23
4Q23

4Q23 fees breakdown

R$ million



5,123
145
7
77
87
39
-6
-17
27
5,480
3Q23
Cards
Current Account Services
Insurance Fees
Securities Brokerage and Placement
Credit Operations
Asset Management and "Consórcios"
Collection Services
Others
4Q23

Cards

Card revenues totaled R$ 1,560 million in 4Q23, rising by 10.2% over the quarter, as a result of the seasonal impact of year-end sales. Relative to 4Q22, these revenues advanced by 8.5%, spurred the growth of 6.6% in the number of transactions, 14.2% in customer spending, and 44.7% in cards issued.

We continued with our selective lending strategy targeting customers with a better risk profile and a focus on our loyalty program, Esfera, which boosts card spending by 50% following its activation.

Turnover and average spending

R$ billion



100
96
101
104
114
90.1
81.9
83.7
86.2
96.2
30.4
26.6
26.5
26.8
29.7
59.6
55.2
57.2
59.3
66.5
4Q22
1Q23
2Q23
3Q23
4Q23
Credit
Debit
Average Spending¹ (base 100)

Card revenues

R$ million



1,438
1,351
1,371
1,415
1,560
4Q22
1Q23
2Q23
3Q23
4Q23

(1) Credit Spending

Insurance

Insurance fees totaled R$ 1,023 million in 4Q23, an increase of 8.1% for the quarter, due to the concentration of policy renewals during the period, as well as the advancement with the Open insurance. Year-to-date, these revenues declined by 2.4%.

Insurance Revenue


R$ million
1,121
756
795
946
1,023
4Q22
1Q23
2Q23
3Q23
4Q23

Securities Brokerage and Placement

Securities brokerage and placement service fees were R$ 496 million in the period, an increase of 21.1% in the quarter due to securities placements. Year-to-date, these revenues totaled R$ 1,692 million, representing a growth of 14.2%, mostly owing to higher revenues from intermediation and financial advisory services to companies.

Securities brokerage and placement revenues


R$ million
368
358
428
409
496
4Q22
1Q23
2Q23
3Q23
4Q23

Current Account

Current account service fees totaled R$ 1,034 million in 4Q23, an increase of 0.6% over three months, mainly due to growth in the account holder base and number of transactions. Year-to-date period, these revenues totaled R$ 4,057 million, representing a 6.0% rise, on the back of the growth in the account holder base, fee adjustments, and the favorable impact of PIX for business customers.

Current account revenues


R$ million
37.6
39.1
40.3
41.5
42.1
948
993
1,002
1,028
1,034
4Q22
1Q23
2Q23
3Q23
4Q23
Current Account Services
Account holders (millions)

Asset Management and "Consórcios"

Asset management and "consórcios" fees totaled R$ 354 million for the quarter, a decrease of 1.8% in three months, reflecting lower revenues from investment fund management, as a result of the migration to funds with lower management fees. In "consórcios", revenues grew by 3.7% in the quarter and 31.1% in the annual comparison, owing to the origination of R$16 billion in "consórcios", stemming from a substantial rise in sales.

Asset Management and "Consórcio" revenues


R$ million
336
349
339
360
354
194
210
213
222
230
142
140
126
138
124
4Q22
1Q23
2Q23
3Q23
4Q23
Asset Management
"Consórcios"

Credit operations and Collections

Fees from credit operations totaled R$ 567 million in 4Q23, reflecting a 7.4% rise over three months and a 11.9% increase in the year-to-date, largely benefiting from higher loan origination revenues. Meanwhile, collection service revenues amounted to R$ 319 million during the period, showing a 5.1% decline in three months and a 7.0% reduction over the year, due to lower collection revenues.

Allowance for loan losses and cost of risk

R$ million


4.3%
4.5%[1]
4.5%[2]
4.3%
4.0%[3]
7,364
11,000
6,765[1]
5,980[2]
4,530
5,618
6,837
6,105[3]
8,056
7,699
7,162
6,487
6,924
-692
-934
-1,182
-869
-820
4Q22
1Q23
2Q23
3Q23
4Q23
LLP
Recovery of written-off loans
Cost of risk - 12M
Considering the extraordinary events
Including specific case in Wholesale

Managerial allowance for loan losses amounted to R$ 6,105 million in 4Q23, an increase of 8.7% in the quarter, impacted by a specific case in the wholesale segment. The year-to-date result saw a rise of 2.2%, owing to the portfolio growth and its mix, especially among individuals and SMEs.

Managerial provision expenses[3] in 4Q23 went up by 6.7% over three months, reflecting the expansion of our loan portfolio and a specific case in the wholesale segment. In the year, recurring provision expenses rose by 4.9%, primarily due to the individual and small and medium-sized enterprise (SMEs) segments.

Revenue from the recovery of written-off loans amounted to R$ 820 million in the quarter, marking a reduction of 5.7% in three months and an increase of 26.4% over the year. We maintained a good level of recovery, underscoring the efficiency of our operating strategy, which is built upon excellence, technology, and data usage, leading to a more precise assessment of our customers' life stages.

The managerial twelve-month cost of risk[3] was 4.0%, declining 0.3 p.p. over the quarter and 0.3 p.p. in the year, due to the good performance of newer vintages, maintaining a positive trend of the asset quality indicators.

Coverage ratio (Over 90 days)


230%
244%
214%
230%
222%
Dec/22
Mar/23
Jun/23
Sep/23
Dec/23

The coverage ratio reached 222% in December 2023, down by 7 p.p. in the quarter and 8 p.p. in the year.

The balance of allowance for loan losses amounted to R$ 35,375 million in December 2023, an increase of 2.1% over three months, affected by the provision booked for a specific case in the Wholesale segment, as previously noted. Annually, the rise was 2.7%, influenced by older vintages and higher provisions for the renegotiated loan portfolio, particularly in the first half of 2023.

Required provisions grew by 3.5% in three months and 3.6% over twelve months.

(1) Disregarding the effect of the additional provision booked in 1Q23. (2) Disregarding the impact of the additional provision reversal in 2Q23. (3) Disregarding the provision booked for a specific case in wholesale. Considering a specific case, the cost of risk 12M was 4.1%.

NPL Formation[1]


1.27%
1.56%
1.70%
1.32%[2]
1.05%
1.36%
6,161
7,618
6,604[2]
8,501
5,250
6,839
4Q22
1Q23
2Q23
3Q23
4Q23
NPL formation w/o renegotiated portfolio (R$ million)
NPL formation w/o renegotiated portfolio over the total portfolio[1]

(1) NPL Formation ex-renegotiated loans is calculated by adding the portfolio written-off as loss during the period to changes in the balance of the over-90-day non-performing loan portfolio, over the loan portfolio of the preceding quarter. (2) Disregarding the active portfolio sale amounting to R$ 1.9 billion in 2Q23.

Recurring NPL formation totaled R$ 6,839 million in 4Q23, increasing R$ 1,589 million in the quarter, mainly due to the higher balance of the portfolio overdue by more than 90 days, impacting the renegotiated loan portfolio. The recurring NPL formation to loan portfolio ratio stood at 1.36% in the quarter, rising by 0.31 p.p. in the quarter and 0.09 p.p. in the year.

Write-off


1.17%
1.38%
1.54%
1.35%
1.18%
5,704
6,822
7,675
6,754
6,026
4Q22
1Q23
2Q23
3Q23
4Q23
Write-off (R$ million)
Write-off over loan portfolio[3]

Write-off reached R$ 6,026 million in 4Q23, a decrease of 10.8% or R$ 727 million during the quarter. The write-off to loan portfolio ratio hit 1.18% in the period, down by 0.17 p.p. in three months and up 0.01 p.p. over the year.

Renegotiated loan portfolio[4]


48.9%
54.4%
53.1%
52.7%
53.8%
7.5%
7.4%
7.1%
6.8%
6.3%
36,922
18,050
36,844
20,031
35,600
18,909
34,334
18,108
32,761
17,628
Dec/22
Mar/23
Jun/23
Sep/23
Dec/23
Renegotiated Portfolio (R$ million)
Allowance for loan losses over renegotiated portfolio (R$ million)
Renegotiated portfolio coverage
Renegotiated portfolio relative to total loan

Renegotiated portfolio totaled R$ 32,761 million in December 2023, decreasing by 4.6% in three months and 11.3% over twelve months. In 4Q23, the renegotiated portfolio provisioning ratio reached 53.8%, up by 1.1 p.p. in the quarter and 4.9 p.p. in the year. The renegotiated portfolio to total portfolio ratio came to 6.3%, down by 0.5 p.p. in the quarter and 1.2 p.p. in the year.

(3) Average loan portfolio balance for the last two quarters. (4) These operations include loan agreements that have been renegotiated to enable payment under mutually agreed conditions with customers, including renegotiations of loans that had been written off in previous periods.

Asset quality

15-to-90-day delinquency ratio


6.3%
6.5%
5.9%
5.6%
5.2%
4.5%
4.5%
4.2%
4.0%
3.8%
2.0%
1.9%
1.8%
1.9%
1.7%
Dec/22
Mar/23
Jun/23
Sep/23
Dec/23
Corporate and SMEs
Individuals
Total


5.6%
5.4%
5.2%
4.9%
4.7%
0.1%
0.2%
0.2%
0.5%
0.1%
Dec/22
Mar/23
Jun/23
Sep/23
Dec/23
SMEs
Corporate

The 15-to-90-day delinquency ratio reached 3.8% in December 2023, decreasing by 0.3 p.p. in the quarter and 0.8 p.p. over the year, while continuing to show a material improvement among individuals, which demonstrates the quality of the new vintages and positive prospects ahead. Among Corporate & SMEs customers, this indicator fell by 0.2 p.p. in three months and 0.3 p.p. in the twelve-month period, largely due to SMEs.

The 15-to-90-day delinquency ratio among individuals reached 5.2% in December 2023, a drop of 0.4 p.p. over the quarter and 1.1 p.p. in the year. For Corporate & SMEs customers, this ratio reached 1.7%, declining by 0.2 p.p. in three months and 0.3 p.p. over twelve months.

For SMEs, this indicator hit 4.7%, with a reduction of 0.2 p.p. in the quarter and 0.9 p.p. in the year.

In the Corporate segment, this ratio came to 0.1%, experiencing a drop of 0.3 p.p. in the quarter and remaining stable in the year.

Over 90-day delinquency ratio


4.3%
4.5%
4.8%
4.2%
4.3%
3.1%
3.2%
3.3%
3.0%
3.1%
1.4%
1.4%
1.4%
1.3%
1.4%
Dec/22
Mar/23
Jun/23
Sep/23
Dec/23
Corporate and SMEs
Individuals
Total


3.7%
4.2%
4.1%
3.8%
4.0%
0.3%
0.1%
0.1%
0.1%
0.1%
Dec/22
Mar/23
Jun/23
Sep/23
Dec/23
SMEs
Corporate

The over-90-day delinquency ratio reached 3.1% in December 2023, rising by 0.1 p.p. in the quarter and remaining stable over the year. The Individual segment showed stability both in the quarter and on an annual basis, whilst in the Corporate and SMEs segment this ratio advanced by 0.1 p.p. in three months, attributable to SMEs, and remained stable over the twelve-month period.

The over-90-day delinquency ratio for Individuals came to 4.3% in 4Q23, remaining stable both quarterly and annually. In the Corporate and SMEs segment, this ratio totaled 1.4% in December 2023, representing an increase of 0.1 p.p. for the quarter and stable for the year.

Among SMEs, the ratio reached 4.0%, increasing by 0.2 p.p. in the quarter and 0.3 p.p. in the year, which is consistent with the expansion of our loan portfolio in recent periods.

In the Corporate segment, the ratio remained at 0.1%, up by 0.1 p.p. in the quarter and down by 0.1 p.p. over the year, maintaining controlled levels.

Expenses

R$ million

	4Q23	3Q23	4Q23 x 3Q23	2023	2022	2023 x 2022
Outsourced Services, Transports, Security and Financial System Services	(1,138)	(937)	21.5%	(3,897)	(3,533)	10.3%
Advertising, promotions and publicity	(240)	(209)	14.9%	(784)	(615)	27.5%
Data processing	(738)	(623)	18.5%	(2,665)	(2,879)	-7.4%
Communications	(82)	(88)	-6.5%	(332)	(349)	-4.8%
Rentals	(207)	(217)	-4.7%	(875)	(895)	-2.2%
Maintenance	(88)	(82)	7.9%	(321)	(311)	3.0%
Water, Electricity and Gas	(46)	(40)	14.6%	(180)	(205)	-12.2%
Material	(35)	(29)	18.4%	(120)	(135)	-10.7%
Other	(303)	(249)	21.4%	(1,049)	(970)	8.2%
Subtotal	**(2,877)**	**(2,474)**	**16.3%**	**(10,224)**	**(9,891)**	**3.4%**
Depreciation and Amortization[1]	(747)	(758)	-1.5%	(2,975)	(2,728)	9.1%
Total Administrative Expenses	**(3,624)**	**(3,232)**	**12.1%**	**(13,199)**	**(12,619)**	**4.6%**
Compensation[2]	(1,970)	(1,793)	9.9%	(7,437)	(6,698)	11.0%
Charges	(525)	(520)	0.9%	(2,043)	(1,575)	29.7%
Benefits	(419)	(438)	-4.4%	(1,661)	(1,642)	1.2%
Training	(20)	(15)	36.5%	(68)	(62)	8.9%
Other	(19)	(28)	-31.5%	(82)	(109)	-24.4%
Total Personnel Expenses[2]	**(2,953)**	**(2,795)**	**5.7%**	**(11,291)**	**(10,086)**	**11.9%**
Administrative + Personnel Expenses (excludes depreciation and amortization)	(5,830)	(5,268)	10.7%	(21,514)	(19,978)	7.7%
Total General Expenses	**(6,577)**	**(6,027)**	**9.1%**	**(24,490)**	**(22,706)**	**7.9%**

General expenses were R$ 6,577 million in 4Q23, an increase of 9.1% over three months, mainly attributable to higher administrative expenses. In 2023, these expenses totaled R$ 24,490 million, expanding 7.9% for the year, impacted by the rise in administrative and personnel expenses. Expenses related to business expansion[3] accounted for +5.0% of the annual change, considering the full year of 2023, whereas recurring expenses had an impact of +2.8%.

Administrative expenses, excluding depreciation and amortization, totaled R$ 2,877 million in 4Q23, a 16.3% rise in the quarter, driven by higher expenses associated with (i) outsourced and specialized services, (ii) data processing for the development and maintenance of strategic projects, and (iii) advertising expenses, given the seasonal effect of the period. In 2023, these same expenses increased by 3.4%, due to higher costs on outsourced and specialized services, as well as advertising. Depreciation and amortization expenses, excluding the goodwill effect, reached R$ 747 million in 4Q23, a drop of 1.5% over the quarter.

In the year, these expenses went up by 9.1% compared to the same period of the prior year, explained by the investments in software and hardware.

Personnel expenses amounted to R$ 2,953 million in the quarter, advancing by 5.7% from the previous quarter, given higher expenses for compensation and related charges as a result of the 2023 collective bargaining agreement. Year-to-date, these expenses totaled R$ 11,291 million, representing a rise of 11.9% relative to the same period of 2022, impacted by the 2022 collective bargaining agreement, applied to the salary base starting from September 2022, as well as the 2023 collective bargaining agreement, starting from September 2023.

Evolution of general expenses

R$ million


6,049
734
2,652
2,663
4Q22
5,913
722
2,412
2,778
1Q23
5,973
747
2,462
2,765
2Q23
6,027
758
2,474
2,795
3Q23
6,577
747
2,877
2,953
4Q23
Personnel Expenses
Administrative Expenses
Depreciation and Amortization[1]

(1) Excluding 100% of goodwill amortization expenses, which amounted to R$ 85 million in 4Q23 and R$ 85 million in 3Q23. (2) Including profit-sharing. (3) Expenses with business expansion are those that support our future growth, such as software amortization and commissions with third-parties in boosting sales.

Quarterly change in general expenses

R$ million


+550 MM
6,027
21
+0.3%[1]
529
+8.8%[1]
6,577
3Q23
Expenses with business expansion [2]
Recurring Expenses
4Q23

Annual change in general expenses

R$ million


+1,784 MM
22,706
1,138
+5.0%[1]
646
+2.8%[1]
24,490
2022
Expenses with business expansion [2]
Recurring Expenses
2023

(1) Variations in relation to the total of the previous period. (2) Expenses with business expansion are those that support our future growth, such as software amortization and commissions with third-parties to boost up sales.

Employees


52,603
53,556
55,171
55,739
55,611
4Q22
1Q23
2Q23
3Q23
4Q23

Stores and points of sale


2,967
2,962
2,887
2,756
2,677
4Q22
1Q23
2Q23
3Q23
4Q23

Efficiency Ratio


40.6%
40.8%
42.9%
42.2%
43.0%
4Q22
1Q23
2Q23
3Q23
4Q23

The recurring efficiency ratio reached 43.0% in 4Q23, an increase of 0.8 p.p. for the quarter, reflecting the rise in expenses during the period. Year-to-date, the ratio stood at 42.2%, increasing by 5.3 p.p. over twelve months, due to lower revenue generation given lending selectivity and higher expenses, attributable to business expansion and the 2022 collective bargaining agreement applied to the salary base starting from 3Q22, in addition to the 2023 collective bargaining agreement beginning in September 2023. We are committed to control base operating costs, promoting the optimization of our processes.

Other operation income and expenses

R$ million

	4Q23	3Q23	4Q23 x 3Q23	2023	2022	2023 x 2022
Expenses from credit cards	(1,066)	(876)	21.7%	(3,686)	(3,996)	-7.8%
Net Income from Capitalization	103	185	-44.4%	597	665	-10.3%
Provisions for contingencies	(1,080)	(1,051)	2.7%	(3,785)	(1,478)	n.a.
Other	(914)	(1,305)	-30.0%	(4,671)	(60)	n.a.
Recurring other operating income (expenses)	**(2,957)**	**(3,047)**	**-3.0%**	**(11,546)**	**(4,869)**	**n.a.**

Other operating income and expenses amounted to a recurring net expense of R$ 2,957 million in the 4Q23 and R$ 11,546 million in 2023, impacted by provisions for contingencies.

Balance Sheet

R$ million

	Dec/23	Sep/23	Dec/23 x Sep/23	Dec/22	Dec/23 x Dec/22
Current Assets and Long-term Assets	**1,138,641**	**1,147,884**	**-0.8%**	**1,034,164**	**10.1%**
Cash and Cash Equivalents	10,109	13,250	-23.7%	14,420	-29.9%
Interbank Investments	113,861	138,109	-17.6%	69,677	63.4%
Securities and Derivative Financial Instruments	277,066	271,079	2.2%	227,359	21.9%
Interbank Accounts	105,455	106,978	-1.4%	95,643	10.3%
Lending Operations	395,388	388,356	1.8%	379,882	4.1%
Other Receivables	234,654	227,723	3.0%	245,192	-4.3%
Other Assets	2,109	2,390	-11.8%	1,991	5.9%
Permanent Assets	**14,556**	**14,209**	**2.4%**	**14,354**	**1.4%**
Temporary Assets	939	924	1.7%	947	-0.8%
Fixed Assets	5,655	5,733	-1.4%	6,115	-7.5%
Intangibles	7,962	7,552	5.4%	7,292	9.2%
Total Assets	**1,153,196**	**1,162,093**	**-0.8%**	**1,048,518**	**10.0%**
Current Liabilities and Long-term Liabilities	**1,065,951**	**1,076,131**	**-0.9%**	**965,103**	**10.4%**
Deposits	475,702	465,528	2.2%	420,929	13.0%
Money Market Funding	134,794	135,858	-0.8%	109,761	22.8%
Funds from Acceptance and Issuance of Securities	149,203	149,815	-0.4%	127,409	17.1%
Interbank Accounts	17	2,545	-99.3%	14	20.7%
Interbranch Accounts	6,421	4,411	45.6%	6,093	5.4%
Borrowings	77,303	94,720	-18.4%	67,751	14.1%
Domestic Onlendings - Official Institutions	12,333	13,017	-5.3%	13,970	-11.7%
Derivative Financial Instruments	25,607	27,170	-5.8%	19,858	28.9%
Other Payables	184,572	183,067	0.8%	199,317	-7.4%
Minority Interest	**1,161**	**1,169**	**-0.7%**	**1,353**	**-14.2%**
Equity	**86,084**	**84,793**	**1.5%**	**82,062**	**4.9%**
Total Liabilities	**1,153,196**	**1,162,093**	**-0.8%**	**1,048,518**	**10.0%**
Equity (excluding goodwill)	**85,197**	**83,807**	**1.7%**	**80,806**	**5.4%**

Total assets reached R$ 1,153 billion in December 2023, marking a 0.8% decline over three months, due to the attributed to a decrease in interbank liquidity investments. When compared to the same period in the previous year, there was a 10.0% rise in total assets, driven by the expansion of interbank liquidity investments and securities. Shareholders' equity reached R$ 86,084 million for the period, a 1.5% increase in three months and a 4.9% expansion in twelve months, or R$ 85,197 million disregarding the goodwill balance, with a growth of 1.7% for the quarter and 5.4% for the year.

Securities

R$ million

	Dec/23	Sep/23	Dec/23 x Sep/23	Dec/22	Dec/23 x Dec/22
Public securities	169,160	163,382	3.5%	147,187	14.9%
Private securities	79,839	77,258	3.3%	59,056	35.2%
Financial instruments	28,067	30,439	-7.8%	21,116	32.9%
Total	**277,066**	**271,079**	**2.2%**	**227,359**	**21.9%**

The securities portfolio totaled R$ 277,066 million in December 2023, advancing by 2.2% over three months, mostly influenced by growth in both public and private securities (+3.5% and +3.3%, respectively). In twelve months, this portfolio increased 21.9%, predominantly due to a rise in the balance of private securities (+35.2%).

Expanded loan portfolio

R$ million

	Dec/23	Sep/23	Dec/23 x Sep/23	Dec/22	Dec/23 x Dec/22	
Individuals	239,880	232,721	3.1%	226,302	6.0%	
Consumer Finance[1]	69,725	66,112	5.5%	67,970	2.6%	6.2%[2]
SMEs	68,255	64,898	5.2%	62,651	8.9%	
Corporate	138,757	138,896	-0.1%	132,765	4.5%	
Total	**516,618**	**502,626**	**2.8%**	**489,687**	**5.5%**	6.0%[2]
Private Securities	62,145	64,973	-4.4%	51,022	21.8%	
Guarantees	64,278	57,888	11.0%	49,017	31.1%	
Expanded Portfolio	**643,040**	**625,487**	**2.8%**	**589,726**	**9.0%**	9.5%[2]

The loan portfolio amounted to R$ 516,618 million in December 2023, expanding by 2.8% over the previous quarter (or 3.1% disregarding currency fluctuations), primarily due to a 5.2% increase in SMEs (or 5.3% after excluding the foreign exchange impact). Over a twelve-month span, the loan portfolio exhibited a 5.5% growth (or 6.2% if we disregard the currency effect), driven by an expansion in the retail segment (6.0% in individual loans and 8.9% in SMEs). The Corporate & SMEs loan portfolio came to R$ 207,012 million, increasing by 1.6% over three months and 5.9% in the year (or 2.3% over the quarter and 7.6% annually after adjusting for the currency impact), while the Corporate segment totaled R$ 138,757 million, experiencing a 0.1% contraction in three months but a 4.5% rise in twelve months (or an increase of 0.9% for the quarter and 6.9% for the year when disregarding the effect of currency fluctuations).

The expanded loan portfolio, which includes structured capital market operations involving credit risk and guarantees, reached R$ 643,040 million, rising by 2.8 % quarter-over-quarter and 9.0% year-over-year (or 3.1% in three months and 9.6% in twelve months when disregarding the impact of exchange rate fluctuations), mainly driven by guarantees in the quarter and by rapid expansion in securities and guarantees over the year.

The new vintages, originated from January 2022, have exhibited a more favorable risk profile and already account for 67% of the total loan portfolio as of December, representing an annual increase of 19 p.p.

Our consumer finance portfolio expanded by 5.5% in the quarter and 2.6% over the year, despite the impact from the sale of our entire stake in Banco PSA. Disregarding the effect of this stake in December 2022, the consumer finance portfolio would have grown by 6.2% over twelve months. Meanwhile, the total portfolio would have expanded by 6.0% in the year, whereas the expanded loan portfolio would have seen an annual increase of 9.5%.

The foreign currency portfolio balance, which comprises dollar-indexed loans, hit R$ 44,620 million, a decline of 4.5% for the quarter and a rise of 5.1% over the year.

In December 2023, expanded loans to individuals accounted for 39.7% of the overall balance of the expanded loan portfolio, indicating an increase of 0.3 p.p. from September 2023 and a drop of 0.1 p.p. relative to the same period in the prior year. The expanded Corporate loan portfolio saw a reduction in its share of the overall balance by 0.7 p.p. over three months and an increase of 0.8 p.p. in the year, culminating in 37.2% for the period. The share of private securities and guarantees relative to the total portfolio balance reached 19.7%, stable in the quarter and an annual growth of 2.7 p.p.

Quarterly change in the loan portfolio

R$ million


625,487
7,159
3,614
3,357
-139
-2,828
6,390
643,040
Sep/23
Individuals
Consumer Finance¹
SMEs
Corporate
Private Securities
Guarantees
Dec/23

(1) Impacted by the sale of our entire stake in Banco PSA, whose portfolio amounted to R$ 2,302 million in Jun/23. (2) Variations disregarding Banco PSA.

Loan concentration[1]

R$ million – Dec/23

	Volume (R$)	Concentration (Volume / Total Portfolio)
Biggest debtor	9,056	1.3%
10 biggest debtors	53,203	7.6%
20 biggest debtors	82,601	11.8%
50 biggest debtors	134,058	19.1%
100 biggest debtors	174,947	24.9%

In December 2023, only **24.9%** of our credit exposure was concentrated among the top 100 largest debtors.

Loan portfolio by risk level


4Q22: 12%, 7%, 9%, 30%, 41%
1Q23: 12%, 8%, 9%, 31%, 41%
2Q23: 12%, 7%, 9%, 31%, 41%
3Q23: 11%, 8%, 10%, 30%, 41%
4Q23: 11%, 8%, 10%, 32%, 39%
D-H
C
B
A
AA

In December 2023, loan portfolios rated "AA to A" accounted for 71.6% of our total loan book, rising by 0.4 p.p. over the quarter and 0.3 p.p. in the year. Portfolios rated "B to C" saw a contraction of 0.2 p.p. in three months and an increase of 0.9 p.p. over the twelve-month period, while the share of "D to H" portfolios decreased by 0.2 p.p. during the quarter and 1.2 p.p. in the year.

Loan portfolio by product

R$ million

	Dec/23	Sep/23	Dec/23 x Sep/23	Dec/22	Dec/23 x Dec/22	
Individuals	239,880	232,721	3.1%	226,302	6.0%	
Leasing / Auto loan	5,606	5,277	6.2%	4,510	24.3%	
Credit Card	49,603	46,156	7.5%	46,817	6.0%	
Payroll Loans	67,615	64,638	4.6%	59,624	13.4%	
Mortgages	59,503	58,655	1.4%	56,263	5.8%	
Agricultural Loans	12,030	10,775	11.6%	10,152	18.5%	
Personal Loans / Other	45,523	47,220	-3.6%	48,936	-7.0%	
Consumer Finance	69,725	66,112	5.5%	67,970	2.6%	6.2%[2]
Individuals	60,027	57,677	4.1%	57,121	5.1%	
Companies	9,698	8,435	15.0%	10,849	-10.6%	
Corporate and SMEs	207,012	203,794	1.6%	195,415	5.9%	
Leasing / Auto loan	3,558	3,431	3.7%	3,361	5.9%	
Mortgages	2,268	2,182	3.9%	2,006	13.0%	
Trade Finance	36,530	41,975	-13.0%	39,451	-7.4%	
On-lending	10,620	11,267	-5.7%	12,099	-12.2%	
Agricultural Loans	10,316	7,049	46.3%	5,451	89.3%	
Working Capital / Others	143,720	137,890	4.2%	133,048	8.0%	
Total	**516,618**	**502,626**	**2.8%**	**489,687**	**5.5%**	6.0%[2]
Private securities	62,145	64,973	-4.4%	51,022	21.8%	
Guarantees	64,278	57,888	11.0%	49,017	31.1%	
Expanded Loan Portfolio	**643,040**	**625,487**	**2.8%**	**589,726**	**9.0%**	9.5%[2]

(1) Including: the credit installments pending disbursement to construction companies/real estate developers; holdings in debentures, promissory notes, and mortgage receivables certificates (CRI), as well as the credit risk associated with derivatives. (2) Changes disregarding Banco PSA.

Portfolio of loans to individuals

The portfolio of loans to individuals totaled R$ 239,880 million in December 2023, a 3.1% increase over three months, predominantly attributed to the credit card portfolio, which expanded by 7.5%, and agribusiness loans, an increase of 11.6%.

Relative to December 2022, loans to individuals increased by 6.0%, driven by growth in payroll loans (13.4%), mortgage loans (5.8%), and credit cards (6.0%).

In December 2023, 67% of the entire individual loan portfolio, including Santander Financiamentos, was secured by collateral, meaning increases of 0.4 p.p. for the quarter and 2.6 p.p. over the year.

The credit card portfolio hit R$ 49,603 million, advancing by 7.5% in the quarter, propelled by growth in card issuance and seasonality, and 6.0% over twelve months. We remain focused on the quality of new credit originations, supported by a better risk profile.

Payroll loans were R$ 67,615 million, demonstrating a growth of 4.6% for the quarter and 13.4% over the year. We have been expanding this product due to its low-risk profile and pivotal role in fostering customer loyalty.

Individual loan portfolio mix by product


2.0%
4.5%
20.7%
21.6%
24.9%
26.3%
2.3%
4.6%
19.8%
20.3%
25.2%
27.8%
2.3%
5.0%
20.7%
19.0%
24.8%
28.2%
Dec/22
Sep/23
Dec/23
Payroll Loans
Mortgages
Personal Loan / Other
Credit Card
Agribusiness
Leasing / Auto Loan

Mortgage loans grew by 1.4% in three months and 5.8% over the twelve-month period, reaching R$ 59,503 million, contributing to our focus on collateralized products.

The personal loans/others balance came to R$ 45,523 million, dropping by 3.6% on a quarterly basis and 7.0% in annual terms.

Mortgage

In December 2023, the mortgage loan portfolio, considering both individuals and companies, reached R$ 61,771 million, growing by 1.5% over the quarter and 6.0% when compared to December 2022.

Evolution of the loan portfolio


R$ million
58,270
3%
97%
60,837
4%
96%
61,771
4%
96%
Dec/22
Sep/23
Dec/23
Individuals
Corporate & SMEs

Loan-to-Value Individuals (LTV)


R$ million
50%
64%
50%
58%
49%
55%
Dec/22
Sep/23
Dec/23
Loan portfolio
Vintage (quarter average)

Consumer Finance

The consumer finance portfolio totaled R$ 69,725 million, a quarterly increase of 5.5% and an annual growth of 2.6%. It is worth noting that this quarter we achieved record levels in auto loan origination, spurred by strategic partnerships.

The consumer goods portfolio saw a 7.7% expansion in the quarter and a 15.1% contraction over the year.

Consumer finance portfolio mix

R$ million


67,970
14.8%
85.2%
66,112
12.0%
88.0%
69,725
12.3%
87.7%
Dec/22
Sep/23
Dec/23
Vehicles
Goods & Services

Auto loans

The overall portfolio of auto loans to individuals, which comprises operations conducted by both the financing unit and Santander's branch network, totaled R$ 61,023 million for the quarter, growing by 4.7% in three months and 5.7% over the year (or an increase of 10.2% in the twelve-month period, excluding the effect of our stake in Banco PSA in December 2022).

Our portfolio LTV hit 53.5%. We continue to lead the market with a 21% share in auto loans to individuals[1].

Individual loan portfolio by channel

R$ million


57,717
4,510
53,207
58,290
5,277
53,014
61,023
5,606
55,418
Dec/22
Sep/23
Dec/23
Internal channel
Santander Financiamentos

Auto loan origination

R$ million


8,591
10,460
11,814
4Q22
3Q23
4Q23

Origination in the top ratings (Dec/23): **84%**

Portfolio LTV (Dec/23): **53.5%** (+4.7 p.p. YoY)

Corporate and SMEs loans

The expanded Corporate & SMEs loan portfolio amounted to R$ 316,978 million, a 1.7% rise over three months, primarily driven by agribusiness loans. On an annual basis, this portfolio saw an expansion of 10.9%, propelled by the solid performance in agribusiness loans (+89.3%), debentures (+19.1%), and rural bonds - "CPR" (+17.1%). Furthermore, 34.3% of our expanded Corporate & SMEs loan portfolio is comprised of private securities and guarantees (+3.1 p.p. YoY).

The expanded Corporate loan portfolio reached R$ 238,929 million, increasing by 0.8% over a three-month period and 11.3% in twelve months. We highlight the 30.4% rise in guarantees and 23.3% in debentures over the year.

The expanded SMEs loan portfolio came to R$ 78,048 million, up by 4.4% in three months and 9.6% over the year. Companies with revenues ranging from R$ 30 million to R$ 200 million account for 43% of all "AA-H" loans in the SMEs portfolio.

Expanded Corporate and SMEs loan portfolio mix by segment

R$ million


285,812
25%
75%
311,750
24%
76%
316,978
25%
75%
Dec/22
Sep/23
Dec/23
Corporate
SMEs

Expanded Corporate and SMEs loan portfolio mix by instrument


34.3%
65.7%
Private Securities and guarantees
Loan portfolio

(1) As of Nov/23.

Funding from clients

R$ million	Dec/23	Sep/23	Dec/23 x Sep/23	Dec/22	Dec/23 x Dec/22
Demand deposits	40,967	44,012	-6.9%	35,337	15.9%
Saving deposits	58,112	57,283	1.4%	60,204	-3.5%
Time deposits	372,200	359,383	3.6%	320,704	16.1%
Repo products[1]	21,613	19,010	13.7%	17,380	24.4%
Mortgage (LCI) and Agribusiness (LCA) credit notes	78,101	71,672	9.0%	58,184	34.2%
Others[2]	56,151	60,005	-6.4%	53,507	4.9%
Funding from clients	**627,145**	**611,365**	**2.6%**	**545,316**	**15.0%**

The customer funding balance stood at R$ 627,145 million in December 2023, reflecting a 2.6% growth in the quarter and a 15.0% rise for the year. This expansion is attributed to the larger volumes of time deposits, given the greater appeal of fixed income investments amidst the prevailing interest rate level, coupled with our investment-focused strategy, highlighted by our AAA model of investment advisory. In annual terms, we also achieved a notable 34.2% growth in real estate credit notes ("LCI") and Agribusiness Credit Notes ("LCA").

Loan to funding Ratio

R$ million	Dec/23	Sep/23	Dec/23 x Sep/23	Dec/22	Dec/23 x Dec/22
Funding from clients (A)	**627,145**	**611,365**	**2.6%**	**545,316**	**15.0%**
(-) Reserve Requirements	(81,654)	(83,389)	-2.1%	(73,109)	11.7%
Funding Net of Reserve Requirements	**545,491**	**527,976**	**3.3%**	**472,206**	**15.5%**
Borrowing and Onlendings	12,397	13,074	-5.2%	14,046	-11.7%
Subordinated Debts	19,627	19,950	-1.6%	19,538	0.5%
Offshore Funding	90,851	111,570	-18.6%	82,183	10.5%
Total Funding (B)	**668,366**	**672,570**	**-0.6%**	**587,973**	**13.7%**
Assets under management[3]	414,095	405,437	2.1%	389,055	6.4%
Total Funding and Asset under management	**1,082,461**	**1,078,007**	**0.4%**	**977,028**	**10.8%**
Total Credit[4] (C)	580,048	567,600	2.2%	540,704	7.3%
C/B (%)	86.8%	84.4%	2.4 p.p.	92.0%	-5.2 p.p.
C/A (%)	92.5%	92.8%	-0.4 p.p.	99.2%	-6.7 p.p.



(C/A)
(C/B)
Funding from clients (R$ billion)
Repo products[1]
Demand deposits
Saving deposits
Others[2]
Real Estate (LCI) and Agribusiness (LCA) credit notes
Time deposits
99.2%
92.8%
92.5%
92.0%
84.4%
86.8%
545.3
611.4
627.1
3.2%
6.5%
11.0%
9.8%
10.7%
58.8%
3.1%
7.2%
9.4%
9.8%
11.7%
58.8%
3.4%
6.5%
9.3%
9.0%
12.5%
59.3%
Dec/22
Sep/23
Dec/23

Customer funding mix by segment



Corporate & SMEs
Individuals[5]
41%
59%
43%
57%
Dec/20
Dec/23

The loan portfolio to customer funding ratio was 92.5% in December 2023, dropping by 0.4 p.p. in the quarter and 6.7 p.p. from the same period a year earlier. The liquidity metric, adjusted for the impact of reserve requirements and medium/long-term funding, reached 86.8%, an increase of 2.4 p.p. over three months and a reduction of 5.2 p.p. in twelve months. Santander maintains satisfactory and comfortable liquidity levels, ensuring stability between funding and lending through its consolidated funding structure.

(1) Backed by debentures. (2) Financial bills, secured real estate notes ("LIG"), and certificates of structured operations ("COE"). (3) According to ANBIMA criteria. (4) Disregarding guarantees. Considering private securities. (5) Including the Private banking segment.

Capital

R$ million

	Dec/23	Sep/23[1]	Dec/23 x Sep/23	Dec/22	Dec/23 x Dec/22
Tier I Capital	81,259	79,341	2.4%	75,944	7.0%
CET1	75,043	72,776	3.1%	69,229	8.4%
Additional Tier I	6,216	6,565	-5.3%	6,715	-7.4%
Tier II Capital	13,644	13,680	-0.3%	13,110	4.1%
Adjusted Capital (Tier I and II)	**94,903**	**93,021**	**2.0%**	**89,053**	**6.6%**
Risk Weighted Assets (RWA)	**654,275**	**652,080**	**0.3%**	**638,636**	**2.4%**
Credit Risk Capital requirement	560,781	559,650	0.2%	559,231	0.3%
Market Risk Capital requirement	33,003	31,939	3.3%	19,332	70.7%
Operational Risk Capital requirement	60,491	60,491	0.0%	60,073	0.7%
Basel Ratio	**14.5%**	**14.3%**	**0.2 p.p.**	**13.9%**	**0.6 p.p.**
Tier I	**12.4%**	**12.2%**	**0.3 p.p.**	**11.9%**	**0.5 p.p.**
CET1 (%)	11.5%	11.2%	0.3 p.p.	10.8%	0.6 p.p.
Additional Tier I (%)	1.0%	1.0%	-0.1 p.p.	1.1%	-0.1 p.p.
Tier II	**2.1%**	**2.1%**	**0.0 p.p.**	**2.1%**	**0.0 p.p.**

The BIS ratio reached 14.5%, representing a 0.2 p.p. increase for the quarter, mainly thanks to the growth of the regulatory capital. Relative to the same period of the preceding year, the BIS ratio recorded a 0.6 p.p. rise, also attributable to a 6.6% expansion in regulatory capital.

Annual Evolution


13.9%
11.9%
1.1%
10.8%
0.9 p.p.
-0.3 p.p.
12.4%
1.0%
11.5%
14.5%
BIS Ratio Dec/22
Tier 1 Dec/22
Net profit, Dividends and IoC
RWA
Tier 1 Dec/23
BIS Ratio Dec/23

Quarter Evolution


14.3%
12.2%
1.0%
11.2%
0.3 p.p.
-0.04 p.p.
12.4%
1.0%
11.5%
14.5%
BIS Ratio Sep/23
Tier 1 Sep/23
Net profit, Dividends and IoC
RWA
Tier 1 Dec/23
BIS Ratio Dec/23
BIS ratio
CET 1 ratio
Complementary Capital Tier 1 ratio

Capital


13.9%
10.8%
13.8%
10.8%
13.5%
10.6%
14.3%
11.2%
14.5%
11.5%
Dec/22
Mar/23
Jun/23
Sep/23
Dec/23
BIS Ratio
CET1 Ratio

(1) Sep/23 information has been republished following a reprocessing.

Reconciliation of accounting and managerial results

For a better understanding of BRGAAP results, the reconciliation between the accounting and the managerial results is presented below.

R$ million	4Q23	Reclassifications					4Q23
	Accouting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**14,091**	**(82)**	**(39)**	**-**	**-**	**85**	**14,055**
Allowance for Loan Losses	(6,765)	-	14	-	-	(85)	(6,837)
Net Interest Income After Loan Losses	**7,325**	**(82)**	**(25)**	**-**	**-**	**-**	**7,218**
Fees	5,595	-	-	-	-	(116)	5,480
General Expenses	(6,095)	-	-	85	(567)	-	(6,577)
Personnel Expenses	(2,386)	-	-	-	(567)	-	(2,953)
Administrative Expenses	(3,709)	-	-	85	-	-	(3,624)
Tax Expenses	(1,404)	82	-	-	-	-	(1,322)
Investments in Affiliates and Subsidiaries	45	-	-	-	-	-	45
Other Operationg Income/Expenses	(3,098)	-	25	-	-	116	(2,957)
Operating Income	**2,369**	**-**	**0**	**85**	**(567)**	**-**	**1,886**
Non Operation Income	53	-	-	-	-	-	53
Net Profit Before Tax	**2,421**	**-**	**0**	**85**	**(567)**	**-**	**1,939**
Income Tax and Social Contribution	334	-	-	-	-	-	334
Profit Sharing	(567)	-	-	-	567	-	-
Minority Interest	(68)	-	-	-	-	-	(68)
Recurring Net Profit	**2,119**	**-**	**0**	**85**	**-**	**-**	**2,204**

R$ million	3Q23	Reclassifications					3Q23
	Accouting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**13,758**	**73**	**(145)**	**-**	**-**	**(274)**	**13,413**
Allowance for Loan Losses	(6,038)	-	145	-	-	274	(5,618)
Net Interest Income After Loan Losses	**7,721**	**73**	**1**	**-**	**-**	**-**	**7,794**
Fees	5,239	-	-	-	-	-	5,239
General Expenses	(5,595)	-	-	85	(517)	-	(6,027)
Personnel Expenses	(2,278)	-	-	-	(517)	-	(2,795)
Administrative Expenses	(3,317)	-	-	85	-	-	(3,232)
Tax Expenses	(1,187)	(73)	-	-	-	-	(1,260)
Investments in Affiliates and Subsidiaries	47	-	-	-	-	-	47
Other Operationg Income/Expenses	(3,162)	-	(1)	-	-	-	(3,163)
Operating Income	**3,062**	**-**	**0**	**85**	**(517)**	**-**	**2,630**
Non Operation Income	20	-	-	-	-	-	20
Net Profit Before Tax	**3,083**	**-**	**0**	**85**	**(517)**	**-**	**2,651**
Income Tax and Social Contribution	102	-	-	-	-	-	102
Profit Sharing	(517)	-	-	-	517	-	-
Minority Interest	(23)	-	-	-	-	-	(23)
Recurring Net Profit	**2,644**	**-**	**0**	**85**	**-**	**-**	**2,729**

Reconciliation of accounting and managerial results

R$ million	2023	Reclassifications					2023
	Accouting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**54,821**	**(161)**	**(701)**	**-**	**-**	**232**	**54,192**
Allowance for Loan Losses	(28,317)	-	564	-	-	2,553	(25,200)
Net Interest Income After Loan Losses	**26,504**	**(161)**	**(137)**	**-**	**-**	**2,786**	**28,992**
Fees	20,343	-	-	-	-	(231)	20,112
General Expenses	(22,750)	-	-	359	(2,099)	-	(24,490)
Personnel Expenses	(9,192)	-	-	-	(2,099)	-	(11,291)
Administrative Expenses	(13,558)	-	-	359	-	-	(13,199)
Tax Expenses	(5,095)	161	-	-	-	-	(4,934)
Investments in Affiliates and Subsidiaries	173	-	-	-	-	-	173
Other Operationg Income/Expenses	(10,590)	-	137	-	-	(1,092)	(11,546)
Operating Income	**8,585**	**-**	**(0)**	**359**	**(2,099)**	**1,462**	**8,307**
Non Operation Income	1,282	-	-	-	-	(1,105)	177
Net Profit Before Tax	**9,867**	**-**	**(0)**	**359**	**(2,099)**	**357**	**8,484**
Income Tax and Social Contribution	1,349	-	-	-	-	(307)	1,042
Profit Sharing	(2,099)	-	-	-	2,099	-	-
Minority Interest	(143)	-	-	-	-	-	(143)
Recurring Net Profit	**8,974**	**-**	**(0)**	**359**	**-**	**50**	**9,383**

R$ million	2022	Reclassifications					2022
	Accouting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**52,921**	**(129)**	**(933)**	**-**	**-**	**(31)**	**51,827**
Allowance for Loan Losses	(24,806)	-	844	-	-	31	(23,930)
Net Interest Income After Loan Losses	**28,115**	**(129)**	**(89)**	**-**	**-**	**-**	**27,897**
Fees	19,308	-	-	-	-	-	19,308
General Expenses	(20,813)	-	-	330	(2,222)	-	(22,706)
Personnel Expenses	(7,864)	-	-	-	(2,222)	-	(10,086)
Administrative Expenses	(12,949)	-	-	330	-	-	(12,619)
Tax Expenses	(5,012)	129	-	-	-	-	(4,883)
Investments in Affiliates and Subsidiaries	115	-	-	-	-	-	115
Other Operationg Income/Expenses	(4,958)	-	89	-	-	-	(4,869)
Operating Income	**16,755**	**-**	**0**	**330**	**(2,222)**	**-**	**14,862**
Non Operation Income	543	-	-	-	-	-	543
Net Profit Before Tax	**17,298**	**-**	**0**	**330**	**(2,222)**	**-**	**15,405**
Income Tax and Social Contribution	(2,326)	-	-	-	-	-	(2,326)
Profit Sharing	(2,222)	-	-	-	2,222	-	-
Minority Interest	(179)	-	-	-	-	-	(179)
Recurring Net Profit	**12,570**	**-**	**0**	**330**	**-**	**-**	**12,900**

Extraordinary Events	2023	2022
Recurring Net Profit	**9,383**	**12,900**
Additional provision	(2,786)	-
Tax liabilities	1,324	-
Sale of Webmotors' stake	1,105	-
Taxes of extraordinary events	307	-
Net profit	**9,333**	**12,900**

(1) Foreign Exchange Hedge: gains (losses) on foreign currency investments from exchange rate fluctuations are not taxable under Brazilian tax law (tax deductible), related to PIS/COFINS. This tax treatment results in exchange rate exposure to taxes. A foreign exchange hedge position was established with the objective of protecting the net profit from the impact of exchange rate fluctuations associated with this exposure arising from investments abroad (branches and subsidiaries);
(2) Credit Recovery: Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted. Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided;
(3) Amortization of Goodwill: reversal of goodwill amortization expense;
(4) Other events:
2022
1Q22, 2Q22, 3Q22, 4Q22: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments.
2023
1Q23: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments. Allowance for Loan Losses, Other Operating Income/Expenses, and Income Tax and Social Contribution: extraordinary event concerning the reversal of provisions for tax risks, related to the legal discussion surrounding Law No. 9,718/1998, whose assessment of loss risk was classified as possible, thus not requiring provisioning. This generated a positive managerial result of R$ 4.2 billion, recorded as other operating revenues, was offset by additional provisions for balance sheet strengthening, which were recorded as allowance for loan losses. Further details can be found in the BRGAAP Financial Statement, Note 19. (Provisions, Contingent Liabilities, Contingent Assets, and Legal Obligations - Tax and Social Security).
2Q23: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments. In Allowance for Loan Losses: reversal of additional provision in the gross amount of R$ 1,450 million. Other Operating Income/Expenses: recording of provisions for tax risks related to companies that comprise our financial conglomerate, pertaining to the court decision on Law No. 9,718/1998, with a gross negative impact of R$ 2,672 million. Non-Operating Income: revenue from the sale of a 40% equity stake in Webmotors, with a gross positive impact of R$ 1,105 million.
3Q23: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments. Other Operating Income/Expenses and Fees: reclassification referring to insurance non-recurring revenues from Fees to Other Operating Income/Expenses.
4Q23: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation adjustments. Other Operating Income/Expenses and Fees: reclassification referring to insurance revenues from Fees to Other Operating Income/Expenses.